Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Year ended December 31,
	2008	2007	2006	2005	2004
Fixed charges:
Interest	£493.3	£514.2	£457.4	£235.8	£271.0
Interest portion of rental expense	15.6	20.4	17.7	14.2	14.9
Fixed charges	£508.9	£534.6	£475.1	£250.0	£285.9

Earnings:
Loss from continuing operations	£(909.3)	£(471.8)	£(531.4)	£(221.9)	£(504.4)
Fixed charges	508.9	534.6	475.1	250.0	285.9
Less: capitalized interest	—	—	—	—	—
(Deficit) earnings	£(400.4)	£62.8	£(56.3)	£28.1	£(218.5)

Deficiency (1)	£(909.3)	£(471.8)	£(531.4)	£(221.9)	£(504.4)

(1)           Earnings for each of the years shown were inadequate to cover fixed charges by the amounts indicated in this row.